Confidential	January 7, 2022

Mr. Alexandra Barone

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BIT Mining Limited (CIK No. 0001517496) Response to the Staff’s Comments on Amendment No.5 to the Registration Statement on Form F-3 (Registration No. 333-258329) Filed on December 20, 2021

Dear Mr. Barone and Mr. Kauten,

On behalf of our client, BIT Mining Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 3, 2022 on the Company’s Amendment No.5 to the Registration Statement on Form F-3 (Registration No. 333-258329) filed with the Commission on December 20, 2021 (the “Amendment No.5”). Concurrently with the submission of this letter, the Company is filing with the Commission Amendment No.6 to the Registration Statement (the “Amendment No.6”) and certain exhibits via EDGAR for Staff’s review.

As per the updated disclosure in the Amendment No.6, we respectfully submit for your attention that the Company has completed the migration of its crypto mining business to non-PRC jurisdictions and no longer has any PRC-sourced revenue. In addition, our U.S.-based auditor MaloneBailey, LLP is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination of having been unable to inspect or investigate completely.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.6 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.6. To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No.6, marked to show changes to the Amendment No.5, and two copies of the submitted exhibits. As mentioned during our prior communications with the Staff, since September 2021, the Company has been subject to contractual penalties under its investment agreement dated July 12, 2021 with certain investors as a result of this registration statement on form F-3 having not been declared effective. We are aware of the unconventional circumstances since the end of July 2021, but would very much appreciate the Staff’s prompt review of this amendment filing and decision thereupon.

Cover Page

1.	Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

The Company respectfully advises the Staff that the auditor of the Company, MaloneBailey, LLP, is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. MaloneBailey, LLP is headquartered in the United States with offices in Beijing and Shenzhen. However, the audit working papers of the Company’s financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities, since the prior audit work was carried out by MaloneBailey, LLP with the collaboration of its China-based offices. As disclosed on the cover page and pages 7, 18 and 19 of the Amendment No. 6, the Company’s ADSs could still be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the Holding Foreign Companies Accountable Act if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

Our Company, page 5

2.	We note your response to prior comment 2 and your disclosure that you acquire other types of cryptocurrencies, including Dogecoin, as commission of your mining pool operation. Please expand your disclosure to identify each specific digital asset, other than Bitcoin, Ethereum, and Dogecoin, that you mine or hold that represents greater than 1% of your total assets. Also, expand your disclosure regarding your data center operation to host cryptocurrency mining activities and your multi-currency comprehensive service mining pool to include a discussion as to how these two business lines operate, which digital assets are mined and supported and the compensation structure.

The Company respectfully advises the Staff that, other than Bitcoin, Ethereum and Dogecoin, the Company does not mine or hold any other type of cryptocurrencies that represents greater than 1% of the Company’s total assets as of September 30, 2021.

In response to the Staff’s comment, the Company has revised and expanded the disclosure on pages 5 and 6 of the Amendment No.6.

Our Digital Assets, page 6

3.	Please clarify whether you settle block reward distribution with your customers in fiat currency or digital assets.

The Company respectfully advises the Staff that it settles mining rewards, which consist of block rewards and transaction verification fees, in the respective cryptocurrencies mined in each transaction under the mining pool policies. In response to the Staff’s comment, the Company has clarified the disclosure on page 6 of the Amendment No.6.

Risk Factors

The loss or destruction of private keys..., page 14

4.	We note your response to prior comment 3. Please provide a more detailed explanation of your enterprise multi-signature storage solution and the specific risks associated with this storage solution.

In response to the Staff’s comment, the Company has updated the disclosure on pages 6 and 14 of the Amendment No.6.

Our ADSs may be delisted from a U.S. exchange..., page 18

5.	Please update your disclosure to reflect that the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has updated the disclosure on pages 18 and 19 of the Amendment No.6.

***

If you have any questions regarding the Amendment No. 6 to Registration Statement, please contact us via e-mail at rblake@wsgr.com and keli@wsgr.com.

Very truly yours,

/s/ Weiheng Chen
Weiheng Chen

Enclosures

cc:

Xianfeng Yang, Chief Executive Officer, BIT Mining Limited

Richard C. Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation